UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
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FORM 6-K

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REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2025

Commission File Number: 001-40816

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Argo Blockchain plc
(Translation of registrant’s name into English)
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Eastcastle House
27/28 Eastcastle Street
London W1W 8DH
England
(Address of principal executive office)
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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

EXHIBIT INDEX

Exhibit No. 1	Description Court agrees to sanction Restructuring Plan dated 10 December 2025

Press Release

10 December 2025

Argo Blockchain plc

("Argo" or "the Company")

Court agrees to sanction Restructuring Plan

Argo (LSE: ARB; NASDAQ: ARBK) is pleased to announce that today the High Court of Justice, Business and Property Courts of England and Wales (the "Court") agreed to sanction the Company's restructuring plan under Part 26A of the Companies Act 2006 (the "Restructuring Plan").

Accordingly:

●     the last day of trading of the Company's shares on the Main Market of the London Stock Exchange will now be 11 December 2025 and delisting will be effective from 7 a.m. on 12 December 2025 (the "Delisting");
●     the Company has established a matched bargain share dealing facility with JP Jenkins, which will be operational from 12 December 2025;
●     on or before 12 December 2025, the Company will issue and allot 2,885,767,520 new ordinary shares of £0.0001 each ("Shares") to a nominee of JPMorgan Chase Bank, N.A. (the "Depositary"), against which the Depositary will issue American Depositary Receipts ("ADRs") evidencing American Depositary Shares ("ADSs") for allocation among the Company's bondholders upon the redemption and mandatory exchange of the Company's 8.75% senior notes due 2026 in accordance with the Restructuring Plan;
●     on or before 12 December 2025, the Company will issue and allot 25,250,465,800 new Shares to the Depositary's nominee, against which the Depositary will issue restricted ADRs evidencing ADSs to Growler Mining Tuscaloosa, LLC ("Growler"), in consideration of Growler's contributions as set out in the Restructuring Plan (being the conversion of its loan facility, the transfer of Growler USCo, Inc, to Argo and the provision of exit capital) and the release of Growler's security over the Company and its subsidiaries;
●     on 12 December 2025, the ratio of Shares to ADSs will change from 10:1 to 2,160:1, so that one ADS will represent 2,160 Shares.  Further information regarding the ratio change and fractional entitlements is contained in the Company's announcement dated 21 November 2025;
●     the UK Takeover Code will continue to apply to the Company for a period of two years after the Delisting, following which the UK Takeover Code will cease to apply to the Company.  Further details are contained in paragraph 11 of Part II and in Part III of the Company's circular to shareholders dated 6 November 2025; and
●     Ralfe Hickman, a representative of Growler, has been appointed as a director of the Company with effect from 12 December 2025.

Justin Nolan, chief executive officer of Argo said "The sanctioning of the Restructuring Plan results in a recapitalised balance sheet positioned for growth. The board is grateful to Growler, and in particular, Stan Pate and his team, for supporting the Company over the last few months. While the board is saddened to leave the London market, the Company emerges with a recapitalised balance sheet, new power infrastructure and mining equipment from Growler as well as its Nasdaq listing."

Stan Pate, the manager of Growler, said "I'm pleased to announce the sanctioning of the Restructuring Plan which allows us to provide additional resources to support robust mining operations and create a leading energy infrastructure operator with a strong financial position."

Enquiries

ARGO
Email:	ir@argoblockchain.com

General

The Restructuring Plan has been structured to enable the Company to rely on the exemption from registration provided by Section 3(a)(10) of the U.S. Securities Act of 1933, as amended, and certain other available exemptions under the U.S. Securities Act of 1933 and applicable state securities laws, in each case with respect to securities expected to be issued under the plan.

About Argo

Argo Blockchain plc is a blockchain technology company focused on large-scale cryptocurrency mining. With a mining facility in Quebec and offices in the US, Canada, and the UK, Argo's global, sustainable operations are predominantly powered by renewable energy. In 2021, Argo became the first climate positive cryptocurrency mining company, and a signatory to the Crypto Climate Accord. For more information, visit www.argoblockchain.com.

Forward looking statements

This announcement contains "forward-looking statements," which can be identified by words like "may," "will," "likely," "should," "expect," "anticipate," "future," "plan," "believe," "intend," "goal," "seek," "estimate," "project," "continue" and similar expressions. Forward-looking statements are neither historical facts nor assurances of future performance. Instead, they are based only on the Company's current beliefs, expectations and assumptions regarding the future of its business, future plans and strategies, projections, anticipated events and trends, the economy and other future conditions. Because forward-looking statements relate to the future, they are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict and many of which are outside of the Company's control. The information in this announcement about the expected effects of the Restructuring Plan are forward-looking statements. Therefore, you should not rely on any of these forward-looking statements. Important factors that could cause the Company's actual results and financial condition to differ materially from those indicated in the forward-looking statements include market conditions; the ability to retain the Company's listing on Nasdaq; operational, financial, regulatory, tax and legal risks; assumptions underlying revenue, EBITDA and valuation estimates; and the principal risks and uncertainties described in the risk factors set forth in the Company's Annual Report and Financial Statements and Form 20-F for the year ended 31 December 2024.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 10 December, 2025	ARGO BLOCKCHAIN PLC By: /s/ Justin Nolan Name: Justin Nolan Title: Chief Executive Officer